Filed by Standard BioTools Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Standard BioTools Inc.

Commission File No.: 001-34180

Dear LABsters,

This morning, we announced our intent to merge with SomaLogic, (NASDAQ: SLGC), a company that shares our mission to power research insights that accelerate breakthroughs in human health. SomaLogic has developed and commercialized the most comprehensive, highest data quality serum proteome tool available, and their technology and team will be excellent complements to the comprehensive multi-omics powerhouse we are building. This is a leap forward for our company and I hope you will join me in celebrating the announcement!

Our merger with SomaLogic activates our strategy to unlock value in our large, underserved industry. Our market is replete with great life science technologies, few of which are ever able to scale their operations and commercialize their solutions to meaningfully influence research. That is why I’m so excited about the opportunity ahead of us! We have ample capital, a growing suite of the highest plex, highest data quality life science tools, large-enterprise expertise and importantly, SBS operating discipline that underpins everything we do. Those advantages will position SBI + SomaLogic, uniquely, to bring to market a scalable, profit-generating platform that advances life science research.

Uniting will fundamentally improve the growth and scalability of our organizations. Let me share how:

•	Technological leadership. The combination will accelerate growth by creating a comprehensive differentiated portfolio of three complementary technologies, highest throughput and data quality proteomic solutions, which will couple with our genomics workstation to drive translational and clinical research insights.

•	Expanded commercial reach. Growth will also benefit from broad new cross-selling opportunities. Our strong presence in academic research settings ideally complements SomaLogic’s significant biopharmaceutical footprint. New doors will open to biopharmaceutical customers we have been in pursuit of and we will have differentiated technology to share with our existing customer base.

•	Expedites our path to profitability. The elimination of redundant public company and G&A costs, consolidation of manufacturing, and integration of SBS to SomaLogic’s organizational processes will generate profits that our businesses could not have realized alone. This truly is a 1+1= 3 opportunity for both organizations.

•	Stronger balance sheet. When the transaction closes, our new combined company will boast over $500 million in cash. That will be instrumental to supporting our future growth initiatives.

Our united businesses will adopt the Standard BioTools name and the LAB stock ticker. I will continue as Chief Executive Officer, Jeff Black as Chief Financial Officer and Alex Kim as Chief Operating Officer. SomaLogic’s interim CEO, Adam Taich, will assume the role of Chief Strategy Officer and their Chief R&D Officer, Shane Bowen, will serve as Chief Technology Officer. I hope you will join me in sincerely welcoming them, as well as SomaLogic’s talented team of over 400 employees in Boulder, CO, La Jolla, CA, and around the world.

We expect the transaction to close in the first quarter of 2024, which will be followed by a lot work to integrate our organizations. Until close, both companies will continue to operate as normal. Your role and the value you bring to our team will continue to be crucial as we strive for a strong close to 2023 and prepare for an even better 2024. Keep doing your job and doing it well! The only variable that is changing is the magnitude of the opportunity ahead. With SomaLogic, we are a stronger organization, and even better positioned to unleash tools that will accelerate breakthroughs in human health.

We will host a townhall today at 11:00 AM ET as well as 7:00 PM ET to provide additional details and answer questions. An FAQ document has also been linked here. While we will not have all the answers today, we will, and we are committed to keeping you apprised of progress. Feel free to reach out to your manager or SBI leadership with additional questions.

Be well LABsters

Michael Egholm

Forward-Looking Statements

This communication contains forward-looking statements that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those referred to in the forward-looking statements. All statements other than statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) are statements that could be deemed forward-looking statements, although not all forward-looking statements contain these identifying words. Readers should not place undue reliance on these forward-looking statements. Forward-looking statements may include statements regarding the expected timing of the closing of the merger; the ability of the parties to complete the merger considering the various closing conditions; the expected benefits of the merger, including estimations of anticipated cost savings and cash runway; the competitive ability and position of the combined company; the success, cost and timing of the combined company’s product development, sales and marketing, and research and development activities; the combined company’s ability to obtain and maintain regulatory approval for its products; the sufficiency of the combined company’s cash, cash equivalents and short-term investments to fund operations; and any assumptions underlying any of the foregoing. Statements regarding future events are based on the parties’ current expectations and are necessarily subject to associated risks related to, among other things, (i) the risk that the merger may not be completed in a timely manner or at all, which may adversely affect Standard BioTools’ and SomaLogic’s businesses and the price of their respective securities; (ii) uncertainties as to the timing of the consummation of the merger and the potential failure to satisfy the conditions to the consummation of the merger, including obtaining stockholder and regulatory approvals; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement, pendency or completion of the merger on the ability of Standard BioTools or SomaLogic to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Standard BioTools or SomaLogic does business, or on Standard BioTools’ or SomaLogic’s operating results and business generally; (v) Standard BioTools’ or SomaLogic’s respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger or otherwise, or the impact of the merger thereupon; (vii) Standard BioTools or SomaLogic may be adversely affected by other economic, business and/or competitive factors, (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement and the merger; (ix) restrictions during the pendency of the merger that may impact Standard BioTools’ or SomaLogic’s ability to pursue certain business opportunities or strategic transactions; (x) the risk that Standard BioTools or SomaLogic may be unable to obtain governmental and regulatory approvals required for the merger, or that required governmental and regulatory approvals may delay the consummation of the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the Merger; (xi) risks that the anticipated benefits of the merger or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiii) risks relating to the value of the Standard BioTools shares to be issued in the merger; (xiv) the risk that post-closing integration of the merger may not occur as anticipated or the combined company may not be able to achieve the benefits expected from the merger, as well as the risk of potential delays, challenges and expenses associated with integrating the combined company’s existing businesses; (xv) exposure to inflation, currency rate and interest rate fluctuations, as well as fluctuations in the market price of Standard BioTools’ and SomaLogic’s traded securities; (xvi) the lingering effects of the COVID-19 pandemic on Standard BioTools’ and SomaLogic’s industry and individual companies, including on counterparties, the supply chain, the execution of research and development programs, access to financing and the allocation of government resources; (xvii) the ability of Standard BioTools or SomaLogic to protect and enforce intellectual property rights; and (xviii) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Standard BioTools’ and SomaLogic’s response to any of the aforementioned factors. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. For information regarding other related risks, see the “Risk Factors” section of Standard BioTools’ most recent quarterly report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 8, 2023 and on its most recent annual report on Form 10-K filed with the SEC on March 14, 2023, as well as the “Risk Factors” section of SomaLogic’s most recent quarterly report on Form 10-Q filed with the SEC on August 4, 2023 and on its most recent annual report on Form 10-K filed with the SEC on March 28, 2023. The parties undertake no obligation to revise or update any forward-looking statements for any reason.

Additional Information and Where to Find It

In connection with the proposed transaction and required stockholder approval, Standard BioTools will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Standard BioTools and SomaLogic that also constitutes a prospectus of SomaLogic. Each of Standard BioTools and SomaLogic also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Standard BioTools and SomaLogic. Standard BioTools’ and SomaLogic’s stockholders are urged to carefully read the joint proxy statement/prospectus (including all amendments, supplements and any documents incorporated by reference therein) and other relevant materials filed or to be filed with the SEC and in their entirety when they become available because they will contain important information about the proposed transaction and the parties to the transaction. Investors and stockholders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at its website at http://www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by SomaLogic by going to SomaLogic’s Investor Relations page on its corporate website at https://investors.somalogic.com or by contacting SomaLogic Investor Relations at investors@somalogic.com or by going to Standard BioTools’ Investor Relations website at http://investors.standardbio.com or contacting Standard BioTools’ Investor Relations department at investors@standardbio.com.

Participants in the Solicitation

Standard Biotools, SomaLogic and each of their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from SomaLogic’s stockholders with respect to the transaction. Information about SomaLogic’s directors and executive officers, including their ownership of SomaLogic securities, is set forth in the proxy statement for SomaLogic’s 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2023, Current Reports on Form 8-K, which were filed with the SEC on June 6, 2023, as amended on June 14, 2023, and June 9, 2023, and SomaLogic’s other filings with the SEC. Information concerning Standard BioTools’ directors and executive officers is set forth in Standard BioTools’ proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2023, Current Reports on Form 8-K, which were filed with the SEC on May 3, 2023, May 15, 2023, June 16, 2023 and July 28, 2023, and Standard BioTools’ other filings with the SEC. Investors may obtain more detailed information regarding the direct and indirect interests of SomaLogic and its respective executive officers and directors in the transaction, which may be different than those of SomaLogic stockholders generally, by reading the preliminary and definitive proxy statements regarding the transaction, which will be filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov, by going to SomaLogic’s Investor Relations page on its corporate website at https://investors.somalogic.com or by contacting SomaLogic Investor Relations at investors@somalogic.com or by going to Standard BioTools’ Investor Relations website at http://investors.standardbio.com or contacting Standard BioTools’ Investor Relations department at investors@standardbio.com.